05012785

ORRICK

ORRICK, HERRINGTON & SUTCLIFFE LLP
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NEW YORK, NY 10103-0001
tel 212-506-5000
fax 212-506-5151
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November 14, 2005

Johannes K. Gäbel
212-506-5355
jgabel@orrick.com

SEC MAIL PROCESSING RECEIVED NOV 22 2005 WASH, D.C. 185 SEC

VIA CERTIFIED MAIL
RETURN RECEIPT REQUESTED

SUPPL

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: FJH AG (the "Company")
File No. 82-5077

Dear Sir or Madam:

Subsequent to our submission of November 9, 2005 enclosed please find a press release of the Company.

Please do not hesitate to contact the undersigned should you have any questions regarding the above.

Very truly yours,

Johannes K. Gäbel
U.S. Authorized Representative

Enclosures

PROCESSED
NOV 23 2005 E
THOMSON
FINANCIAL

11/23

DOCSNY1:863595.16
13024-2 JG9/JG9

FILE NO.
82-5077

Reinsch, Daniela

From: on behalf of Gabel, Johannes K.
Subject: FW: FJH strengthens sales department

-----Original Message-----
From: investor.relations@fjh.com [mailto:investor.relations@fjh.com]
Sent: Monday, November 14, 2005 8:54 AM
To: Gabel, Johannes K.
Subject: FJH strengthens sales department

Dear Mr. Gaebel,

Please find below the just published press release.

- Sales department moved to board level
- CEO Korff to head sales

Munich, November, 14 2005 – FJH AG (ISIN DE0005130108), the specialist insurance consultancy and software house listed in the German Prime Standard, shifts responsibility for sales to board level. To increase efficiency and keep costs at bay the department will be headed by CEO Ulrich Korff. He also holds responsible for the company's strategy, marketing and PR as well as revision. Responsibility for Human resources will move to CFO Sven-Roger von Schilling.

Under Korff's management all sales activities in Germany and abroad will be brought together. "A successful, efficient and international sales structure is of vital importance to FJH's further development. The new structures implemented so far have proved to be very strong. In order to strengthen these further the Supervisory Board followed the recommendation of the Board of Directors and decided to set up a sales department on board level", says Korff. "We have made important progress with our sales efforts over the last months. With the new structure we will be even more effective."

Eva Hesse
FJH AG
Public Relations
Elsenheimerstraße 65
D-80687 Munich

phone: +49 89 76 901 274
fax: +49 89 76 901 606
Eva.Hesse@fjh.com